October 16, 2024

James S. Broucek
Executive Vice President, Chief Financial Officer and Treasurer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

       Re: Citizens Community Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-33003
Dear James S. Broucek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance